UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 23)*

Avalo Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

05338F108
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 05338F108

1	NAMES OF REPORTING PERSONS
Armistice Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
50,400,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
50,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 05338F108

1	NAMES OF REPORTING PERSONS
Steven Boyd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
412,442

	8	SHARED VOTING POWER
50,400,000

	9	SOLE DISPOSITIVE POWER
412,442

	10	SHARED DISPOSITIVE POWER
50,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,812,442

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Amendment No. 23 to Schedule 13D

The following constitutes Amendment No. 23 to the Schedule 13D filed by the undersigned (“Amendment No. 23”).  This Amendment No. 23 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5.	Interest in Securities of the Issuer

 Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The shares of Common Stock reported to be beneficially owned by the Reporting Persons are based on 112,317,829 shares of Common Stock outstanding as of November 5, 2021, based on information in the Issuer’s Form 10-Q filed with the SEC on November 9, 2021.  Of the 50,400,000 shares of Common Stock beneficially owned by the Reporting Persons that are directly held by the Master Fund, 4,000,000 of such shares of Common Stock are issuable upon exercise of warrants directly held by the Master Fund and beneficially owned by the Reporting Persons.

Armistice Capital is the investment manager of the Master Fund, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund.  Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund.  The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

(c) The disclosure in Item 4 is incorporated herein by reference.  Except as disclosed in Schedule A hereto or elsewhere in this Schedule 13D, as amended, there have been no transactions in the shares of Common Stock by the Reporting Persons within the past 60 days.

(d) The disclosure in Item 2 is incorporated herein by reference.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2022
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd
Title: Managing Member
Steven Boyd

/s/ Steven Boyd

SCHEDULE A
TRANSACTIONS
Except as otherwise disclosed in this Schedule 13D, as amended, the following table sets forth all transactions by the Reporting Persons (on behalf of the Master Fund) with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 19, 2022. Except as otherwise noted, all such transactions were purchases or sales of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE / PREMIUM PER OPTION ($)
Purchase of Common Stock	01/07/2022	137,900	1.0368	(1)
Purchase of Common Stock	01/10/2022	491,097	0.9868	(2)
Purchase of Common Stock	01/11/2022	16,003	0.9587	(3)
Purchase of Common Stock	01/12/2022	57,300	1.0433	(4)
Purchase of Common Stock	01/13/2022	312,700	1.0042
Purchase of Common Stock	01/14/2022	85,000	0.9291	(5)
Purchase of Common Stock	01/18/2022	206,300	0.8833	(6)
Purchase of Common Stock	01/19/2022	93,700	0.8757	(7)

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.0097 to $1.0811. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.9733 to $1.0064. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.9484 to $0.9795. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.0300 to $1.0550. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.9137 to $0.9497. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.8762 to $0.9029. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $0.8501 to $0.8956. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.